Kevin and Noelle are getting married. Their dream wedding costs 40,000 dollars. They have 30,000 dollars. Option one is to cancel the horse and carriage, get daisies instead of roses and tell Uncle Ted him and Aunt Jane are not invited. Option 2 is to pregift their wedding and get the extra 10,000 dollars they need. Similar to crowdfunding wedding guests will essentially chip in to pay for their wedding. The difference is they are simply giving their monetary gift prior to the wedding day. Most couples scrape together what they can and leverage themselves to pay for the wedding only to receive that money back the day of the wedding. With PreGifting the guests are helping alleviate the financial stress by giving their monetary gifts months in advance of the wedding. How does it work? When Kevin tells his best man Brett that they are shy a few bucks, Brett signs up at PreGifting.net. He registers the wedding and invites a few select guests or the entire guest list to help contribute to Kevin and Noelle's dream wedding by paying up now. The money is transferred into an escrow account and each guest that donates can record a personal video for the happy couple. Here's a sample. Hey Kev and Noelle congratulations. Kevin it's been so great working with you. So glad you found Noelle. Kevin, Noelle I cannot believe you're getting married. I'm so excited for you guys. Can't wait to see you. Hey guys, looking forward to the wedding. Can't wait to party with you. Bonnie and I will be there. And we raised over ten thousand dollars for you to get everything else you wanted to have this dream wedding. In conclusion, the happy couple gets the money for the dream wedding they've always wanted.